Christopher Bruno

Chief Executive Officer & President

RSE Markets, Inc., the ultimate parent of

RSE Innovation, LLC

T 413-822-9740

chris@rallyrd.com

446 Broadway, 2nd Floor

New York, NY 10013

201-564-0493

February 23, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: RSE Innovation, LLC

Offering Statement on Form 1-A

Post Qualification Amendment No. 10 to Form 1-A

Filed February 9, 2024

File No. 024-11612

Ladies and Gentlemen:

This letter is being submitted by RSE Innovation, LLC (the “Company”) in response to the comment letter dated February 16, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Qualification Amendment No. 10 to its Offering Statement on Form 1-A (File No. 024-11612) publicly filed with the Commission on February 9, 2024 (the “Offering Statement”).  This letter (this “Response Letter”) contains the Company’s responses to the Comment Letter. The Company has amended the Offering Statement and is filing Post-Qualification Amendment No. 11 to the Offering Statement (“PQA No. 11”) together with this Response Letter.

For your convenience, each comment is repeated below in bold, followed by the Company’s response.  Unless otherwise defined herein, capitalized terms used in this Response Letter and not otherwise defined are used with the meanings assigned to such terms in the Offering Statement.

Securities and Exchange Commission

February 23, 2024

Post-Qualification Amendment No. 10 Filed February 9, 2024

Management

Responsibilities of the Asset Manager, page 77

1.We note your revised disclosure on page 77. Please revise to disclose that pursuant to the Asset Management Agreement, Domain X must pre-approve any sale, transfer, or conveyance of the asset(s). Additionally, please revise to disclose what would happen in a scenario where RSE wants to sell, transfer, or convey the asset(s), but Domain X does not. Finally, please add risk factor disclosure that addresses the related risks, including an explanation of Domain X's level of control over the asset(s) it manages and the potential risk(s) to investors.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 77 of PQA No. 11 to state that pursuant to the applicable Asset Management Agreements, Domain X must pre-approve any sale, transfer, or conveyance of the Underlying Assets of the Series for which it is Asset Manager. Additionally, the Company has added disclosure, also on page 77 of PQA No. 11, disclosing the outcome of a scenario where RSE Innovation, LLC wants to sell, transfer, or convey the asset(s), but DomainX does not.

Finally, the Company has added risk factor disclosure on pages 22 and 29–32 of PQA No. 11, addressing the material risks associated with DomainX’s level of control over the asset(s) it manages and potential risks to investors.

If you have any questions or comments regarding this Response Letter, please call the undersigned at 413-822-9740.  Thank you very much for your attention to this matter.

Very truly yours,

/s/ Christopher Bruno

Christopher Bruno

Chief Executive Officer & President, RSE Markets, Inc.

cc:Maximilian Niederste-Ostholt, RSE Innovation, LLC

Timothy W. Gregg, Esq., Maynard Nexsen PC

Lori B. Metrock, Esq., Maynard Nexsen PC